Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

Barfresh Food Group Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That by means of a unanimous written consent the Board of Directors of Barfresh Food Group Inc. adopted resolutions setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and recommending its adoption by the stockholders of said corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Board declares it advisable and in the best interests of the Corporation to amend its Certificate of Incorporation to effect a reverse stock split at a ratio in the range of 1-for-2 to 1-for-40, with such ratio to be determined in the discretion of the Board and with such reverse stock split to be effected at such time and date as determined by the Board in its sole discretion (but in no event later than December 31, 2021).

SECOND: That by means of a written consent by stockholders holding a majority of the issued and outstanding shares of common stock of the corporation, in accordance with the requirements of the Delaware General Corporation Law, the proposed amendment was approved by the necessary number of shares as required by statute.

THIRD: That at a meeting of the Board of Directors of Barfresh Food Group Inc., resolutions were duly adopted setting forth the specifics of the proposed amendment of the Certificate of Incorporation of said corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Board declares it advisable and in the best interests of the Corporation to amend its Certificate of Incorporation to effect a reverse stock split of the issued and outstanding shares of common stock in a ratio of 1-for-13, and that in lieu of issuing fractional shares the number of shares to which a holder shall be entitled shall be rounded up to the nearest whole share;

FOURTH: Accordingly, Article IV of the Certificate of Incorporation is hereby amended by adding a third paragraph which states:

“Upon the effectiveness of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each thirteen (13) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock split. In lieu of issuing fractional shares, the number of shares to be issued to a stockholder shall be rounded up to the nearest whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 300,000,000 shares, consisting of 295,000,000 shares of common stock, par value $0.000001 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $0.000001 per share (“Preferred Stock”).”

FIFTH: This Certificate of Amendment shall be effective as of 12:01a.m. on December 29, 2021 (the “Effective Time”).

IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed this 17th day of December, 2021.

By:	/s/ Arnold Tinter
Arnold Tinter, Corporate Secretary